

April 24, 2017

Mr. R. Edward Anderson
Executive Chairman of the Board of Directors
Citi Trends, Inc.
104 Coleman Boulevard
Savannah, Georgia 31408

> **Re:** **Citi Trends, Inc.**
> **Definitive Additional Soliciting Materials on Schedule 14A**
> **Filed April 11, 2017**
> **File No. 000-51315**

Dear Mr. Anderson:

We have reviewed your filing and have the following comment. Please respond to this letter by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to this comment, we may have additional comments.

1. Please provide support for the following statements and consider providing more detailed disclosure to shareholders regarding the composition of the referenced, apparently varied peer groups:

   - "The Company has generated a total stockholder return of 50.3% over the past five years, a period during which many of our small-cap, specialty retail peers experienced significant declines or financial restructurings."
   - "The Board's Shift in Strategy has allowed the Company to Outperform its Peers."
   - "Benchmarked against other small-cap retail apparel companies, Citi Trends' total stockholder returns have consistently outperformed its peers on a 1-, 3- and 5-year basis."
   - "The Company's gross margin, operating margin and adjusted EBITDA have all showed significant growth compared to its small-cap retail apparel peers."
   - "Over the last five years, Citi Trends has delivered a total stockholder return of 50.3%, compared to 25.1% from the S&P 600 Retailing Index and a negative 34.3% from Citi Trends' peers."

- "After successfully pivoting out of a downturn that claimed some of its specialty retail peers, Citi Trends has a proven, well-defined strategy to position the Company for higher growth and higher value."

We remind you that the filing person(s) are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact me at (202) 551-3503 if you have any questions.

Sincerely,

/s/ David L. Orlic

David L. Orlic
Special Counsel
Office of Mergers and Acquisitions

cc: Dennis O. Garris, Esq.
        Alston & Bird LLP